Exhibit 13.1

The next generation of clean energy vehicles is here. Aptera is currently taking investments from accredited investors only. The first 2000 vehicle reservations are ranked by investment amounts $10,000+. Learn more. Click here for important disclosures on testing the waters. Sign Up to Invest Minimum investment: $1,000 Share price: $10.50 View offering circular More than 42,000 people have already reserved an Aptera, representing $1.5B+ in potential revenue. Electric Vehicles are Growing Bloomberg projects that Electric Vehicle sales will increase from 1.7 million vehicles in 2020 to 54 million by 2040. Aptera is looking to earn a significant portion of that growth. Sign Up to Invest 60,00,000 50,000,000 40,000,000 30,000,000 20,000,000 10,000,000 2015 2020 2025 2030 2035 2040 Electric Vehicle Projected Growth (Source: Bloomberg)

A Large Market Potential Aptera Market is 600,000 units per year, with sales ramping up to a rate of 10,000 units per year in 2023 Motorcyclists and 3-wheelers 120,000 units per year 2 passenger car drivers 140,000 units per year Environmental Advocates 120,000 units per year Efficient commuters 140,000 units per year Energy Saving Advocates 80,000 units per year Listening to Drivers We see the two largest barriers to electric vehicle adoption as cost and range anxiety. With a low cost of ownership and ranges up to 1,000 miles, our vehicles overcome most purchasing hesitancy. Sign Up to Invest

Powering a Healthy PlanetAt Aptera, we believe efficient transportation is at the heart of managing the Earths natural resources. Each Aptera owner can significantly reduce their carbon footprint. Making it easier for everyone to do their part to keep our planet healthy for future generations.Sign Up to Invest Obsessed with Vehicle EfficiencyAptera was created from the ground up with one purpose in mind energy efficiency. Our unique shape allows Aptera to slip through the air using 30% less energy than other electric and hybrid vehicles on the road today. That efficiency allows Aptera to have a much longer range than competitive electric vehicles. Sign Up to Invest 1200 1000 800 600 400 200 BMW i-3 Nissan Leaf Tesla Model 3 Aptera EV Range at Full Charge Efficiency

Efficiency

Obsessed with **Manufacturing Efficiency**

Aptera's efficiency starts with its manufacture. With only six key structural parts, we have lower cost and lower carbon footprint technologies that assure minimal environmental impact at every step.



Grid independent

Anywhere you want to go

Whether commuting to work or camping off the grid, your options are limitless with Aptera. Each vehicle can generate enough solar power for 40+ miles of free daily driving. And with the battery topped off from solar charging you can travel up to 1,000 miles on a single charge.

The average American drives less than 30 miles per day, so most Aptera owners will never have to plug their vehicle in to charge. This lessens the need for power grid improvements for EV adoption and makes Aptera the first EV that is "grid independent".





Aptera **Investment Perks**

Invest over $1,000

Receive a $100 coupon, which can be applied to your Aptera reservation fee or the purchase price of your vehicle in the future

Invest over $10,000

Receive a $100 coupon and a 5% discount on your Aptera, up to $2,500 value.

Now until the 2000th slot is filled, you will also be placed on the leaderboard for the first reservation slots.

We intend to change the future.
Doing the impossible - something no other automakers have been brave enough to do.
We’re harnessing the power of the sun to make life off the grid a reality for everyone.
Sign Up to Invest
Minimum investment: $1,000
Price per share: $10.50
View offering circular
Aptera
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Aptera Motors Corp.
January 25, 2023
Investment questions: invest@aptera.usPress / Media: media@aptera.usAptera.usReserve an ApteraFAQs
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Legal Disclaimer
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been re-qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement here.
SEC Filings:
1-K Filing (2022)
Annual Report (2022)
Forward-Looking Statements Disclaimer
The offering materials and this letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in the offering materials, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.